The Calculated Movie



LETTER ⌄

Dear investors,

Although, our current lack of revenue has prevented us from being able to dedicate ourselves full-time to this project, we've still kept ourselves immersed in the industry in real and tangible ways. Our CEO, Paul Lauer produced City of Dreams and our Executive VP, Stephen Wollwerth, wrote and directed Fentanyl: Death Incorporated, a hard-hitting documentary that was recently picked up by Warner Bros. And if keep up with us on YouTube, you know that we're continuing to develop MyStreme, which we hope will one day be the landing spot and place to stream all of our future projects. We have a deep sense of gratitude and loyalty to our first investors who not only invested in our first motion picture Calculated, but perhaps unknowingly gave us the initial investment we needed to start One Door Studios. Without you, we would not have gotten the lift we needed to launch. Our gratitude to our initial investors, is deep, sincere, and heart felt. Thank you!

We need your help!

Continue promoting the book and telling people about this awesome story! One advantage we'll have over other major motion pictures is a growing community of passionate followers that can help us stir up a grassroots movement. This is the same kind of marketing that's led to so much success for other companies like Legion M and Angel Studios. Also, and this may sound cheesy, but positive encouragement and comments on our updates are super appreciated. During this slow-down period, your ongoing support is of the things that has kept us going.

Sincerely,

Jason Brents

President

John Lee

Executive Chairman

Stephen Wollwerth

Executive VP and CCO

How did we do this year?

REPORT CARD



B+

☺ The Good

We made strong connections with producers working in the industry RIGHT NOW that are currently striking deals with studios.

We established a key relationship with an Executive at a top studio. This studio was one of our top choices to work with.

Worked with Nova McBee to grow Calculated, securing deals around the world to expand its translation and release worldwide.

☹ The Bad

We received "no's" from several industry partners. Not refusals, just that it wasn't the right fit for them right now.

Our current lack of revenue has prevented us from being able to dedicate ourselves full-time to this project, causing further delays.

We haven't had much "new" news, so we've fallen behind on the weekly video updates you've come to expect.

2024 At a Glance

January 1 to December 31



$0
Revenue

-$89,449
Net Loss

Revenue

Net Loss



$12,948 [71%]

Short Term Debt

$0

Raised in 2024



$222,947

Cash on Hand
As of 03/29/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0

$0

-$89,449

-$424,938

2023

2024



Net Margin: 0%   Gross Margin: 0%   Return on Assets: -16%   Earnings per Share: -$4.47

Revenue per Employee: $0   Cash to Assets: 40%   Revenue to Receivables: 0   Debt Ratio: 66%

📄 Calc._Dev._LLC___Unaudited_Financial_Statements__2022-23_FINAL_.pdf

📄 Calc._Dev._LLC___Unaudited_Financial_Statements__2023-24_FINAL_.pdf

We  Our 1,193 Investors

Thank You For Believing In Us

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Salvatore Candela	Dean Peterson	E. Frischhut	Sergio...	Elliot Grossbard	Stephen Fitch
Eric Bishop	Marvin D. Maslen	Russell Mu	Kevin M Green	Kandi Clark	Denny Logan
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Jordy Muus	Moses Benitez	Don Quinn	Vittorio P. Antonacci	Art Guirnalda	Andy Hoepfner
Igor Zub	Martha E. Miller	Tawana Greene	Jay Michano	Jonathan Cruz	Justin Bruce
Christopher Clark	Ali Wamboldt	Justine K	Samuel Seo	Liz Benstead	Joaquin Estela...
Dan Denning	Donny Dominguez	Tiffany Hanks	Joan Kruckenberg	Oleksii Nagaiskyi	Nauq'ahs Mac Ekralc
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Austin McDaniel	Kevin W Miller	Joseph Hage	Marc Taylor-Wade	Edward Luci	Stephen William...
Joseph P Crotty	Anita Wilson	Scott William Jagoda	Harold O. Batson Jr	Stephan Schoenfield	Patricia Perrine
hrilina llc	Marni Sullivan	Susan Lasky	Sharonda Muwwakkil	Justin Piazza	Faith DeVeaux
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Richard Strieck	Julie Wong	Chris Sehy	June Kashiwada	Gina M Hendershot	Rebecca Carew
Michele Welscher	Domain LLC	Tony Shanks	Colleen Bauer	John Schulz	Aaron Beatty
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Ben Dao	Reid S Stayner	Jessica Mairena	Jeremiah Christian...	David Wimmer	Steve Saucedo
Shatika Jean-Louis	Anissa Kirkling	Holly Gangell	Jermaine Cox	Emil Shakov	Jonathon D. Getsinger
Tony Verruso	Joel Swedlund	Kristy Greutman	Brett Langston	Mark Sargent	Scott Orth
Bethany Greutman	Melody Vo	Scott Blandford	Bradley Adam Reed	Darryl Spencer	Larry Joe Joines Jr
Simon Adler	Rajesh Kalapurakunn...	Craig Lombardi	Ryan Gardner	Barbara Nordquist	Ho Pun
Thomas Elisher	Casey Nelson	Rock Brents	Nicholas Young	Matthew Rostermundt	Lilia Brents
Hannah Ruth Lowery	Taylor Bagwell	Paul Green	Latysha Cameron	Lasitha Gunasinghe	Henry Brown
David Dez Pitt	Amit Bansal	Manish Sathe	Scott Stoner	Chris Fraser	Tony Arcus
Ingrid Privette	Amber Williams	Gregory Dunn	Damario Pray	Ron Phillips	Galina Lanyak
Carlos Gonzalez-Rivera	Jonathan Wayne...	Michael Matejka	Nancy Marie	William Callister	Miguel Mas
Ruth Ezeonwuka	Lisa Kahn	Larry Solomon	Robert D Cable	Joe Standley	James Champ
Lillia Greutman	Harold Tonkin	Eric Johnson	Jason Sondgroth	Jackie Reed	Josiah Brents
Joseph Beckhorn	Laurence Garnsey	Nadia Sherman	Terralee Michele...	Jason P Kemp	Abby Greutman
Ryan Sagers	Alexander Alstock	Sivaram Yadala	James Sharp	Nishant Shah	Boulkoroum FARID
Kenny Sammut	Richard J Patrissi	Hung Luu	Pooja Mirchandani	Andrew Jones	Charles Marcus...
Michael Sheneman	Edward Sean Devlin	Barbara Price	Steven Kong	Theresa Barger	Brian Carroll
Nancy Hart	Toni Kohler	David Gorman	Matthew Kelsay	Jesper Oliver...	Ana RUBBO
Israel Fixon-Owoo	Lily Yasinskaya	Idika Ubi	Zack Fender	Aidee Wilcox	Michael J Lynch
Amanda Steadman	Juliet Nyenke	Elijah Brents	Marc Denz	William Johnson, IV	Samer Sakran
Akilah Rogers	Jennifer Carroll	Eric Baldridge	Manish Merchant	Blaine Moore	Aaron Loken
Larry Iaccino	Input Group	Vanessa Vaughn	Luke M Hogan	Ruben Hung	Mantoshe Devji
Alfred Starnes	Nigel Ballard	Zain Gillani	Breaun Harrod	Jeff McSwain	Ava Yockey
Hieu Nguyen	Noe Vasquez	Priscilla Vasquez	Amber Frit	Doug Parks	John Foti
Aurélien LESAGE	Segiu Badragan	Chaile STEINBERG	Pablo Amador	Joshua Chodniewicz	Teddy Phillips

Thank You!

From the The Calculated Movie Team



Jason Brents 𝕏 in

President

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors,...



John J. Lee, Jr. 𝕏 in

CEO

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures...



Stephen Wollwerth 𝕏 in

Executive Vice President

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, an...



Thomas Elisher [in]

Project Manager

Thomas has several years of high-level project management experience developing tools and standard operating procedure...

Details

The Board of Directors

Director	Occupation	Joined
John Lee	Film Producer @ Self Employed	2020
Jason Brents	Film Producer @ Self Employed	2020
Stephen Wollwerth	Film Producer @ Self Employed	2020
Paul Lauer	CEO @ One Door Studios	2023
Daniel Brian Cobb Sr.	CEO @ MyStreme, Inc.	2023

Officers

Officer	Title	Joined
John Lee	Executive Chairman	2020
Jason Brents	President	2020
Stephen Wollwerth	Executive VP & CCO	2020
Paul Lauer	CEO	2023
Daniel Brian Cobb Sr.	CMO	2023

Voting Power ?

Holder	Securities Held	Voting Power

One Door Studios, LLC	20,000 Common Units	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2021	$500,000		Section 4(a)(2)
11/2021	$350,000		Section 4(a)(2)
11/2021	$25,000		Section 4(a)(2)
12/2021	$1,475,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	20,000	20,000	Yes

Warrants: 0
Options: 0

Form C Risks:

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of the Company. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of the Company.

The Company was only recently formed, so has limited operating history that prospective investors can use to evaluate our performance. Though our executives have previously developed other film and television projects, each project is unique and their past performance is not necessarily indicative of future results for different projects. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of the our key personnel.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion picture, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We only have the rights to, and currently only intend to develop, six film projects. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our six projects.

We may require additional financing, beyond the amounts raised in this offering, to complete development of our film projects. There can be no assurance that such additional financing, if required, will be available to us.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by the Company in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

We intend to sell our developed projects to production companies, which depends upon our ability to obtain the financing necessary for the production companies to purchase our developed projects. Moreover, our share of future income from the exploitation of each of our projects may vary substantially from our projections. While we believe such estimates and projections are reasonable, no assurance can be given that we will succeed in obtaining the projected results, and there is no guarantee that, even if produced, a film project will ultimately generate any net profits.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with the our own determinations regarding estimates, projections, outlook, etc. for our projects.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

Neither this offering nor the units being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the units.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the units purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of the Company. The units sold in this offering are subject to a minimum one-year holding period under federal securities law. The units are also subject to a "right of first refusal" in favor of the Company, which could have the effect of suppressing their market price. There is no secondary market for the units sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their units as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The investment agreement that investors must sign to purchase units in this offering requires that disputes be submitted to binding arbitration and that investors waive their rights to a jury trial and to participate in a class action. These provisions could result in less favorable outcomes to a plaintiff-investor involved any such action.

We have indemnified our officers and directors, to the fullest extent permitted by law, from liability for actions (and omissions) taken (or not taken) in good faith and reasonably believed to be in the best interest of the Company. Thus, investors may have a more limited right of action than they would have had in the absence of such indemnification agreements and, if successful, damages may ultimately be paid by the Company itself.

Though the global pandemic of COVID 19 continues to present the film industry with serious and tangible challenges, IT SHOULD HAVE LITTLE OR NO ADVERSE AFFECT ON CALCULATED'S DEVELOPMENT. It is possible that another outbreak could slow or stop the production of CALCULATED for unknown periods of time. This may adversely affect the producing team's ability to complete the production. Likewise, a theatrical release may not be possible given the potential global shut down of theaters were there another outbreak.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

All management authority of the Company is vested in our officers, who are appointed by our management directors and act in accordance with their strategic guidance and decision-making. Both before and after the conclusion of this offering, the sole holder of our units is One Door Studios, LLC, the managers of which are also the officers and directors of the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in

accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Calculated Development LLC

Utah Limited Liability Company
Organized November 2020
0 employees
4320 Modoc Rd., Suite F
Santa Barbara CA 93110 https://www.onedoorstudios.com/

Business Description

Refer to the The Calculated Movie profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Calculated Movie has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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